

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 17, 2009

Dr. Michael Cowpland
President and Chief Executive Officer
ZIM Corporation
150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7

> **Re:** **Zim Corporation**
> **Form 10-KSB**
> **Filed June 25, 2008**
> **File No. 0-31691**

Dear Dr. Cowpland:

We have reviewed your supplemental response letter dated February 27, 2009 and have the following comments. As noted in our comment letter dated February 5, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB
Management's Discussion and Analysis
Cost of Revenue, page 20

1.   Part A of your response to comment 1 indicates that the $120,563 reversal adjustment is substantially comprised of an adjustment of an accrual related to a revenue sharing agreement. Please tell us the following:
- Tell us when your share of those revenues was earned and recorded,
- Tell us the timetable for this dispute,
- Tell us when your mobile content provider billed you for amounts due under the revenue sharing agreement,
- Indicate when you booked and reported these amounts,
- Indicate when the spamming occurred,

- Tell us when you raised objections to the stated amounts due to this mobile content provider,
- Tell us when you began make the document requests of the mobile content provider,
- Tell us whether your contract with this particular mobile content provider address spam,
- Tell us where you addressed these material uncertainties in your 34 Act reports.

We may have further comment upon your response.

2.	It is also unclear to us why Paragraph 16 of SFAS 140 is pertinent. The amount in question appears to have been your internal estimate and accrual of an amount due for which your mobile carrier could provide no adequate support. Moreover, we note that paragraph 4 of SFAS 140 indicates that SFAS 140 does not address subsequent measurement of … liabilities".

3.	Moreover, if as the first paragraph of your response to comment 1 indicates, you report these revenues on a net basis it would seem that that disputed charge of $ 148,125 was never originally reflected in your results of operations. If so, it is unclear to us why your December 2007 adjustment was reversed against your "revenues" line item. Tell us why you did not charge this item off to other income/expense instead.

4.	Refer to Part B of your response to comment 1seems to indicate that you had no obligation to pay for spam messages. It also indicates that you were unable to contact this particular mobile content provider since January 2006. As such it seems doubtful whether you ever had an obligation to this mobile content provider, which was ever within the scope of SFAS 140. Moreover, paragraph 4 of SFAS 140 would seem to exclude subsequent adjustments of the measurement of such an accrual from the scope of SFAS 140. Please expand your response to:
- Tell us when the original services were performed,
- Tell us when you learned of the offending spam messages,
- Give us a better description of this charges and how and when they were booked,
- Tell us when you decided to dispute the amount due to this mobile content provider, and
- Tell us when it became apparent to you that your mobile content provider had gone out of business.

5.	From your response to our comments we discern that the $ 197,948 reversal comprised only a smaller part of the increase in your gross margin for the year ended March 13, 2008. Please expand your response and identify all of the material factors which contributed to this increase. Tell us in your response and discuss in future filings the impact these factors had upon gross margin for the year ended March 31, 2008 and whether or not they will have continuing impact in future periods.

Dr. Michael Cowpland
ZIM Corporation
March 17, 2009
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director